PUBLIC

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
|  |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
_____ MM/DD/YY _____ MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Arkadios Capital**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**2827 Peachtree Road NE Suite 510**
(No. and Street)

| **Atlanta** | **Georgia** | **30305** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Natalie Miller** | **706-429-2199** | **nmiller@arkadios.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**David Lundgren and Company**
(Name – if individual, state last, first, and middle name)

| **505 North Mur-Len Road** | **Olathe** | **Kansas** | **66062** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **1/5/2015** | **6075** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Natalie Miller _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arkadios Capital _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
POO/PFO

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**ARKADIOS CAPITAL LLC**
**STATEMENT OF FINANCIAL CONDITION**
For the Year Ended
December 31, 2025
With
Report of Independent Registered Public Accounting Firm

ARKADIOS CAPITAL LLC
FINANCIAL STATEMENTS
for the Year Ended December 31, 2025
Table of Contents

# DAVID LUNDGREN & COMPANY
### CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
### 505 NORTH MUR-LEN ROAD
### OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Arkadios Capital LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arkadios Capital LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Arkadios Capital LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Arkadios Capital LLC's management. Our responsibility is to express an opinion on Arkadios Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arkadios Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Arkadios Capital LLC's auditor since 2017.

Olathe, Kansas
March 30, 2026

**ARKADIOS CAPITAL LLC**
**STATEMENT OF FINANCIAL CONDITION**
**Year Ended December 31, 2025**

ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 3,407,992 |
| Deposit with clearing organization | 150,000 |
| Receivables: | |
| Clearing organizations | 2,378,395 |
| Other Receivables | 336,871 |
| Financial instruments owned, at fair value: | |
| Fixed Assets, net of depreciation | 616,885 |
| Forgivable Loans | 6,662,154 |
| Prepaid expenses and other assets | 343,652 |
| | |
| Total Assets | $ 13,895,949 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---:|
| LIABILITIES | |
| Accounts payable and accrued expenses | 112,176 |
| Commissions payable | 2,348,165 |
| Due to Bond Group | 800,000 |
| Contingent liability | 500,000 |
| | |
| Total Liabilities | $ 3,760,341 |
| | |
| STOCKHOLDERS' EQUITY | |
| | |
| Member's Equity | 10,135,608 |
| | |
| Total Liabilities and Equity | $ 13,895,949 |

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Arkadios Capital LLC (the "Company"), a Georgia Limited Liability Company organized in November 2018, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") approved on October 17, 2016.

The Company was previously known as MSY Securities, LLC, a Georgia limited liability company. The Company adopted the new name of Arkadios Capital LLC effective November 21, 2016.

The Company is wholly-owned by Arkadios Holdings, Inc. (the "Parent").

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (the "clearing broker") on a fully disclosed basis. The Company's customer are located throughout the United States.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for 2025 was $206,879.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Income Taxes (Continued):</u>   The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. Tax years 2022,2023,2024 are open.

<u>Estimates:</u>   Management uses estimates and assumptions in preparing financial statements in accordance with GAAP.  Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.  Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted monthly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

The Company elected the modified retrospective approach of adoption.

<u>Mutual Funds:</u> Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value, the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

**ARKADIOS CAPITAL LLC**
**NOTES TO FINANCIAL STATEMENTS**
**Year Ended December 31, 2025**

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principal Trading Revenue: Principal transactions include revenues from customers' purchases and sales of financial instruments, including fixed income and municipal securities, in which we transact on a principal basis. To facilitate such transactions, we carry inventories of financial instruments. The gains and losses on such inventories, both realized and unrealized, are reported as principal trading revenues.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Date of Management's Review: Subsequent events were evaluated through the date of the financials statements, the date which the financial statements were available to be issued.

Accounting Standards: The Company is evaluating new accounting standards and will implement as required.

NOTE B — LEASES

The Company does not have any lease obligations.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $2,501,917, which was $2,284,561 in excess of its required net capital of $217,356 and its ratio of aggregate indebtedness to net capital was 130.31%.

NOTE D – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

| | Fair Value Measurements 2025 | Level 1 Valuation | Level 2 Valuation | Leve 3 Valuation |
|---|---|---|---|---|
| Securities owned, municipal bonds | $ 0 | $ - 0 - | $0 | $ - 0 - |
| Total | $ 0 | $ - 0 - | $0 | $ - 0 - |

NOTE E – FAIR VALUE (CONTINUED)

The fair value of these Level 2 securities is based on a market approach with prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

There were no transfers between Level 1 and Level 2 during the year.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT (CONTINUED)

The Company's clearing agreement requires that a minimum balance of $150,000 be maintained on deposit with the clearing broker and that minimum net capital of $250,000 be maintained. The Company was in compliance with respect to this agreement as of December 31, 2025.

NOTE G – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent. Under the agreement the Company pays the Parent monthly fees for use of office facilities. The amount expensed in the financial statements for 2025 is approximately $1,218,038

The Company receives reimbursed expenses from a related party. The amount recorded as income in the financial statements for 2025 is approximately $80,760.

Arkadios Capital facilitates securities transfers via the Deposit/Withdrawal at Custodian ("DWAC") system on behalf of Arkap Markets, an affiliated broker-dealer that is not a direct DTC participant. In performing these services, the Company acts solely as agent and does not obtain control or beneficial ownership of the underlying securities. Accordingly, such activity is considered a related party transaction. Arkadios Capital books the proceeds from the transaction under syndicate commissions which are recognized as revenue within the accompanying financial statements and totaled $4,361,756. All related payables are settled in the normal course of business and are reflected as commission expense on the accompanying financial statements and totaled $4,361,756.

NOTE H – PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2025

| | |
|---|---:|
| Website, at cost | $ 15,754 |
| Computer equipment, at cost | 88,024 |
| Furniture equipment, at cost | 1,214,856 |
| Accumulated depreciation | (701,749) |
| Property and equipment, net | $616,885 |

The Company uses the straight-line depreciation method over the useful life of the asset. Depreciation expense for the year ended December 31, 2025 amounted to $206,879

NOTE I – CONTINGENCIES AND CLAIMS

The Company carries a contingent liability in the amount of $500,000 for the deductible on its E&O policy.

NOTE J – NOTE PAYABLE

The Company entered into a Promissory Note in 2019. The note gives the Company the option to borrow up to $1,500,000. The outstanding principal amount shall bear interest at the rate of 5% per year. As of December 31, 2025, the Company had a balance borrowed of $0 on the note.

NOTE K – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE L – ACCOUNTS RECEIVABLE

Accounts receivable consist of commission receivable from clearing broker and other trade receivables. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.